March 19, 2012

eUnitsTM 2 Year U.S. Market Participation Trust II: Upside to Cap/Buffered Downside

Two International Place

Boston, Massachusetts 02110

Ladies and Gentlemen:

With respect to our purchase from you, at the purchase price of $100,000 of 10,000 shares of beneficial interest, net asset value of $10.00 per share (“Initial Shares”) in eUnitsTM 2 Year U.S. Market Participation Trust II: Upside to Cap/Buffered Downside, we hereby advise you that we are purchasing such Initial Shares for investment purposes without any present intention of redeeming or reselling.

Very truly yours,

Eaton Vance Management

By:	/s/ Laurie G. Hylton
Laurie G. Hylton
Treasurer and Vice President